Exhibit 12

RAYTHEON COMPANY

Statement Regarding Computation of

Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

(dollar amounts in millions except for ratio)

(excludes RE&C and AIS for all periods

except for interest, which includes RE&C and AIS)

	At December 31,
	2001(1)	2002	2003	2004	2005
Income from continuing operations before taxes per statements of income		1,076	762	579	1,440

Add:
Fixed charges		658	625	507	405
Amortization of capitalized interest		2	1	1	1

Less:
Capitalized interest		—	—	—	—
Income as adjusted		1,736	1,388	1,087	1,846
Fixed charges:
Portion of rents representative of interest factor		82	88	89	93
Interest on indebtedness		576	537	418	312
Capitalized interest		—	—	—	—
Fixed charges		658	625	507	405
Equity security unit distributions		15	15	5	—
Combined fixed charges and preferred stock dividends		673	640	512	405
Ratio of earnings to combined fixed charges and preferred stock dividends		2.6	2.2	2.1	4.6
(1)	Financial data for 2001 previously included in Exhibit 12 has been omitted for the reasons discussed in Part II Item 6 Selected Financial Data included in this report.